SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report (Date of the event reported): July 16, 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Material unscheduled events described in the attached press release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: July 16, 2008

PRESS RELEASE

Eni announces that it will appeal the ruling on Pieve Vergonte site (Syndial).

San Donato Milanese (Milan), July 16, 2008 - Following a meeting today, Eni Board of Directors has agreed with the decision by its subsidiary Syndial (former EniChem) to appeal the ruling of the District Court of Torino on July 8, 2008, ordering Syndial to pay the Italian Ministry of the Environment the sum of 1.9 billion Euros for damages to the environment caused when EniChem managed the facilities at Pieve Vergonte from 1990-1996.

An application requesting suspension of enforceability of the sentence will be presented as soon as possible. Syndial and its technical-legal consultants consider the sentence and the amount of the compensation to be without any basis. Syndial underlines its longstanding commitment to protecting and cleaning up the site from the contamination which took place well before than Pieve Vergonte’s transfer to EniChem (now Syndial) as required by law in the 1980s, following the SIR Group’s financial problems.

Company contacts:

Press Office: +39 02.52031875 - 06.5982398

Free number for shareholders: 800940924
Switchboard: +39-0659821

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Website: www.eni.it